                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                          Select Comfort Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                81616X103
                     ----------------------------------
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                      / / Rule 13d-1(b)

                     / /  Rule 13d-1(c)

                     /X/  Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

                               SCHEDULE 13G

CUSIP No. 81616X103
          ---------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Apex Investment Fund, L.P. 36-3572877

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP*                             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       656,980
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                       -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    656,980
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     656,980
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.6%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                            Page 2 of 6 pages

                              SCHEDULE 13G

CUSIP No. 81616X103
          ---------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     The Productivity Fund II, L.P. 36-3775406
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP*                             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     282,554
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:
                                  -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER

                                  282,554
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     282,554
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.6%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                           Page 3 of 6 pages

Item 1(a).   Name of Issuer:

             Select Comfort Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:

             6105 Trenton Lane North, Suite 100
             Minneapolis, Minnesota 55442

Item 2(a).   Name of Person Filing:

             Apex Investment Fund, L.P. ("Apex") and The
             Productivity Fund II, L.P. ("PF II")

Item 2(b).   Address of Principal Business Office:

             Apex maintains its principal business office at 233 South Wacker Drive, Suite 9600, Chicago, Illinois 60606. PF II maintains its principal business office at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606.

Item 2(c).   Citizenship:

             Apex and PF II are Delaware limited partnerships.

Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 par value

Item 2(e).   CUSIP Number

             81616X103

Item 3.      Type of Person:

             Not Applicable



                             Page 4 of 6 pages

Item 4.     Ownership:

        (a)  Amount Beneficially Owned:
             Apex is the beneficial owner of 656,980 shares (which includes 11,102 common stock purchase warrants at an exercise price of $5.25 per share).

             PF II is the beneficial owner of 282,554 shares (which includes 4,935 common stock purchase warrants at an exercise price of $5.25 per share).

        (b)  Percent of Class:
             Apex is the owner of 3.6%, based upon 18,133,351 shares outstanding as of December 7, 1998. PF II is the owner of 1.6%, based upon 18,127,184 shares outstanding as of December 7, 1998.

        (c)  Number of shares as to which person has:

             (i)  sole power to vote or to direct the vote:
                  Apex                     656,980
                  PF II                    282,554

             (ii) shared power to vote or to direct the vote:
                  Apex                     -0-
                  PF II                    -0-

            (iii) sole power to dispose or to direct the disposition of:
                  Apex                     656,980
                  PF II                    282,554

            (iv)  shared power to dispose or to direct the disposition of:
                  Apex                     -0-
                  PF II                    -0-

Item 5.      Ownership of Five Percent or less of a Class:

                  Apex                     3.6%
                  PF II                     1.6

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             Not Applicable

Item 8.      Identification and Classification of Members of the Group:

             Not Applicable

Item 9.      Notice of Dissolution of Group:

             Not Applicable

Item 10.     Certification:

             Not Applicable

                                  Page 5 of 6 pages

                                 SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999

                         APEX INVESTMENT FUND, L.P.,
                         a Delaware limited partnership

                         By: Apex Management Partnership, General Partner of Apex Investment Fund, L.P.

                              By: Stellar Investment Co., a General Partner of Apex Management Partnership


                         By:  /s/ James A. Johnson
                            ------------------------------------------
                            Name: James A. Johnson
                            Title: President



                         THE PRODUCTIVITY FUND II, L.P.,
                         a Delaware limited partnership

                         By:  First Analysis Management Company II,
                              General Partner of The Productivity Fund II, L.P.


                         By:  /s/ Bret R. Maxwell
                             ------------------------------------------
                             Name:  Bret R. Maxwell
                             Title:   General Partner



                                Page 6 of 6 pages